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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

(the “Corporation”)

The undersigned, being all of the members of the Audit Committee of the Corporation, hereby consent in writing to the following resolutions passed as of April     , 2012.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

WHEREAS The Audit Committee of the Board of Directors of the Corporation has received and reviewed the audited financial statements and the related management discussion and analysis of the Corporation for the year ended December 31, 2011 (the “Annual Financial Statements”).

BE IT RESOLVED that:

(a)

the Annual Financial Statements be confirmed and approved;

(b)

the Audit Committee recommend to the Board of Directors of the Corporation that the Annual Financial Statements be approved; and

(c)

any member of the Audit Committee, each with full authority to act without the others, is authorized and empowered to do all such other acts and deeds and to execute and deliver all such other documents and instruments as they may deem necessary or desirable for the purpose of implementing these resolutions.

EXECUTION BY COUNTERPARTS

These resolutions may be signed in as many counterparts as may be necessary and may be delivered by facsimile, each of which so signed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

BIPIN A. GHELANI

GEOFFREY CHATER

MARK T.H. SELBY